UNITED STATES             SEC FILE NUMBER
                    SECURITIES AND EXCHANGE COMMISSION           0-23505
                              WASHINGTON, D.C.  20549
                           FORM 12B - 25                      CUSIP NUMBER

                            NOTIFICATION OF LATE FILING

                                   (CHECK ONE):

<checked-box> Form 10-KSB   <square> Form 20-F  <square> Form 11-K
                            <square>  Form 10-QSB <square> Form N-SAR

           For Period Ended: December 31, 1997
           <square> Transition Report on Form 10-K
           <square> Transition Report on Form 20-F
           <square> Transition Report on Form 11-K
           <square> Transition Report on Form 10-Q
           <square> Transition Report on Form N-SAR
           For the Transition Period Ended: __________________________

PART I -- REGISTRANT INFORMATION

                                InnovaCom, Inc.
                          Full Name of Registrant
                         Former Name if Applicable

                             3400 Garrett Drive
             Address of Principal Executive Office (STREET AND NUMBER)

                          Santa Clara, CA      95054
                              City,   State and Zip Code

PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

<checked-box> (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

<checked-box> (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

<square> (c) The accountant's statement or other exhibit required by Rule 12b -
           25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company employs a limited number of people in the accounting department. Because of limited resources, more time is required to complete the Company's financial statements.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

DANIEL B. ENG                    (916) 442-0400
   (Name)                (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     <checked-box> Yes     <square> No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     <checked-box>    Yes  <square>    No

For the year ended December 31, 1997, the Company's net loss is anticipated to be approximately $10,457,000 as compared to a loss of approximately $8,193,000 for the year ended December 31, 1996. The increase in net loss is primarily attributed to an increase in interest expense as a result of the Company's in borrowings during fiscal 1997 and increase in research and development related to additional employees working in this area during fiscal 1997.


INNOVACOM, INC.

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MARCH 30, 1998             By:    STANTON CREASEY
                                      Stanton Creasey
                                      Chief Financial Officer